NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on February 28, 2017, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on February 17, 2017 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Columbia Pipeline Partners LP and Pony Merger Sub LLC, a wholly owned subsidiary of Columbia Pipeline Group, Inc., and CPP GP LLC, the general partner of Columbia Pipeline Partners LP became effective before the open on February 17, 2017. Each common unit representing limited partner interests in Columbia Pipeline Partners LP (CPPL) will be converted into the right to receive: (1) $17.00 in cash, without interest, less any applicable withholding taxes, plus (2) an additional amount of cash without any interest thereon equal to the product of (x) the number of days from and including the first day of the quarter in which the closing of the Merger occurs through and including the closing date of the Merger multiplied by (y) $0.00217 (a daily distribution rate equal to the quotient of $0.1975 divided by 91), plus (3) an additional amount of cash equal to $0.1975 without any interest thereon if the record date for CPPLs quarterly cash distribution with respect to the quarter immediately preceding the quarter in which the closing of the Merger occurs has not occurred prior to the Effective Time The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on February 17, 2017.